

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Russell Stidolph
Chief Executive Officer
AltEnergy Acquisition Corp
600 Lexington Ave., 9th Floor
New York, NY 10022

> **Re: AltEnergy Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2024**
> **File No. 001-40984**

Dear Russell Stidolph:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe this comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1. We note that you have included disclosure that your securities may be delisted from trading on the Nasdaq Global Market if you fail to regain compliance under the Nasdaq Minimum Total Holders Rule. We also note that you are seeking to extend your termination date to November 2, 2024, a date which is 36 months from your initial public offering with the option to extend by one-month intervals, to May 2, 2025 (a total of 42 months). Nasdaq IM-5101-2 requires that a special purpose acquisition company complete one or more business combinations within 36 months of the effectiveness of its IPO registration statement. Please revise to explain that the proposal to extend your termination deadline beyond November 2, 2024 does not comply with this rule, or advise, and to disclose the risks of your non-compliance with this rule, including that your securities may be subject to suspension and delisting from the Nasdaq Global Market, and the consequences of any such suspension or delisting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:     Jack Levy, Esq.